SkyPeople Fruit Juice, Inc.
16F, China Development Bank Tower
No. 2, Gaoxin 1st Road, Xi’an, PRC
Fax: (702) 895-7478

September 27, 2013

VIA EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	SkyPeople Fruit Juice, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 29, 2013 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 Filed August 13, 2013 File No. 001-34502

Dear Mr. Schwall:

This letter responds to the comments made in your letter dated September 19, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012
Executive Compensation, page 49
Summary Compensation of Named Executive Officers, page 50

1. Please disclose any compensation paid to Cunxia Xie during the year ended December 31, 2012. In that regard, we note you disclose in footnote 3 to the summary compensation table that Ms. Xie acted as CFO from January 1, 2012 through April 30, 2012.

RESPONSE:	Please see Amendment No. 1 to Form 10-K for the year ended December 31, 2012.

Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-1

2. Your accountants’ report indicates that it was signed and issued on March 29, 2012, a date which precedes the fiscal year end date of your financial statements. Please obtain a correctly executed opinion from your accountants, and include such in an amended Form 10-K filing. We remind you such amended Form 10-K filing should include updated officers’ certifications.

RESPONSE:	Please see Amendment No. 1 to Form 10-K for the year ended December 31, 2012.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. Where you identify multiple factors that contributed to a change in your results of operation, in future filings, please quantify each contributing factor so an investor may assess the materiality of each factor. In that regard, we note that two or more factors are cited as a cause of a variance with respect to your general and administrative expenses and selling expenses.

RESPONSE:	In future filings, where the Company identifies multiple factors that contributed to a change in its results of operations, the Company will quantify each contributing factor.

In addition to the preceding, the Company hereby acknowledges the following:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that we have adequately responded to your comments. If you have any additional comments, questions or request for further clarifications, please contact the undersigned.

Very truly yours, SkyPeople Fruit Juice, Inc. /s/Hongke Xue Honge Xue Chief Executive Officer

C: Donald F. Delaney, Staff Accountant